Exhibit 99.7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended December 31, 2010. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation Inc.’s financial statements are prepared in accordance with accounting principles generally accepted in Canada (“GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Result of Operations is effective February 14, 2011. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is available on SEDAR at www.sedar.com.
     All references to “$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. (“STI” or the “Company”), or to STI and its subsidiaries.
General
     Student Transportation Inc. is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”) and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC. Concurrently with the IPS Offering, STA ULC issued, on a private placement basis Cdn $10 million of separate subordinated notes that were not included in any IPSs.
     Subsequent to the June 2006 IPS offering, the Company began the process of converting its IPS structure to a traditional common share structure in order to enhance the liquidity of STI’s common shares and facilitate the separation of the IPSs. As part of that process, the Company issued additional common shares in fiscal years 2007, 2008, and 2009 pursuant to cash equity offerings and non-cash exchange offers in fiscal years 2008 and 2009 as described below. The net proceeds from each of the cash common share offerings were used to pay down debt on the credit agreement incurred in connection with the Company’s continuing growth strategy. Such repayments re-established borrowing availability under the credit agreement to allow the Company to fund new acquisition, bid and conversion opportunities as they arose in connection with the Company’s growth strategy. In addition, the Company completed two exchange offers, the first in September 2007 and the second in September 2008, under which the holders of the 14% subordinated notes of STA ULC were offered common shares of STI in non-cash exchanges for each Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. As noted below, the remaining 14% subordinated notes were redeemed on December 21, 2009.
     During fiscal year 2010, STI completed two issuances of convertible subordinated unsecured debentures. On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014 at a price of $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the Issuer’s credit facilities, which provided additional borrowing capacity, to fund the redemption of the outstanding 14% subordinated notes of STA ULC (such redemption described below), and for general corporate purposes.
     The Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each $1,000 principal amount of 7.5% Convertible Debenture and at a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each $1,000 principal amount of 6.75% Convertible Debenture.
     The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.
     The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of Convertible Debenture. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.
     The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

     The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.
     On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the subordinated note portion of their IPSs, former IPS holders continued to own common shares of STI.
     The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 571,068 common shares during the six months ended December 31, 2010, having an approximate value of $3.1 million.
     STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.
     The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Participants have the right, each year, starting in fiscal year 2009, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.
     On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.
     As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other loss (income), net in the consolidated statement of operations.
     STA Holdings granted 146,661 Class B Series Two common shares during the fiscal year ended June 30, 2010, with 48,232 and 146,661 shares issued in the three and six months ended December 31, 2009, respectively. These share grants were fully vested on the grant date. The Company recognized $0.8 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2010, based on the estimated fair value of these shares on the grant date with $0.3 million and $0.8 million recognized in the three and six month periods ended December 31, 2009, respectively.
     During the three and six months ended December 31, 2010, a total of 35,617 and 194,515 Class B Series Two shares were “put” back to the Company, having a fair value of $0.3 million and $1.7 million, respectively. The total number of Class B Series Two common shares outstanding as at December 31, 2010 was 234,997. The fair value of the Class B Series Two common shares outstanding at December 31, 2010 represents a liability of $2.3 million which is recorded in other current liabilities.
     STA Holdings granted 239,000 Class B Series Three common shares during the fiscal year ended June 30, 2010, all of which were issued during the fourth quarter of fiscal year 2010. These share grants were fully vested on the grant date. The Company recognized $1.2 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2010 based on the estimated fair value of these shares on the grant date, all of which was recognized during the fourth quarter of fiscal year 2010.
     During the six months ended December 31, 2010, STA Holdings granted 419,427 Class B Series Three common shares. The Company recognized $2.1 million in non-cash stock based compensation expense related to these grants for the six months ended December 31, 2010, based on the estimated fair value of these shares on the grant date. In connection with these grants, 96,097 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the six months ended December 31, 2010. The fair value of the Class B Series Three common shares outstanding at December 31, 2010 represents a liability of $2.9 million, of which $1.0 million is recorded in other current liabilities.
     During the second quarter of the fiscal year 2011, holders of the 7.5% Convertible Debentures exercised their conversion rights and converted Cdn $3.3 million of convertible debentures into 643,883 shares of common stock at a conversion price of Cdn $5.15 per common share.
     The Company currently holds a 98.8% interest in STA Holdings as at December 31, 2010 through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

Results of Operations (in 000’s of US$, except per share data)
Summary Table of Financial Results

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues	$81,306	$74,285	$124,444	$111,710

Costs and expenses
Cost of operations	56,444	49,542	93,757	82,639
General and administrative	7,480	7,041	14,282	13,504
Non-cash stock compensation	—	280	2,147	780
Depreciation and depletion expense	9,171	8,736	12,600	11,988
Amortization expense	737	702	1,634	1,373

Total operating expenses	73,832	66,301	124,420	110,284

Income from operations	7,474	7,984	24	1,426

Interest expense	3,395	3,046	6,514	5,514
Unrealized gain on derivative contracts	(1,181)	(602)	(2,351)	(5,422)
Loss on subordinated notes extinguishment	—	3,680	—	3,680
Other (income) expense, net	(17)	(147)	(169)	390

Income (loss) before income taxes	5,277	2,007	(3,970)	(2,736)

Provision for (recovery of) income taxes	2,212	695	(1,207)	(1,045)

Net income (loss)	$3,065	$1,312	$(2,763)	$(1,691)

Basic and diluted net income (loss) per common share	$0.05	$0.02	$(0.05)	$(0.03)
Seasonality
     The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financing.
Managed and Leased Fleet Business
     The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis.

Currently, leased and managed buses account for approximately 15% of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.
     In July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $19.9 million in replacement school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.
Oil and Gas Interests
     In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells in Texas, Oklahoma, Louisiana, and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company.
     The Company’s oil and gas revenues, on an annual basis, are approximately two percent of consolidated Company revenues.
Three Months Ended December 31, 2010 Compared to Three Months Ended December 31, 2009
     The Company’s core business is school bus transportation. As a result of the Canadex Acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis.
     The consolidated results for the second quarter of fiscal year 2011 include $1.6 million in oil and gas revenue, $0.6 million in related cost of operations and $0.7 million in depletion expense. The consolidated results for the second quarter of fiscal year 2010 include $1.2 million in oil and gas revenue, $0.5 million in related cost of operations and $0.6 million in depletion expense. The increase in revenue for the oil and gas portfolio of $0.4 million for the second quarter of fiscal year 2011 compared to the second quarter of fiscal year 2010 is due to an increase in oil and gas commodity prices.
     The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.
     Revenues: Revenues for school bus transportation for the second quarter of fiscal year

2011 were $79.7 million compared to $73.1 million for the second quarter of fiscal year 2010, representing an increase of $6.6 million, or 9.0%. Revenue for the second quarter of fiscal year 2011 was positively impacted by approximately $0.7 million related to the change in exchange rates between the Canadian dollar and the US dollar from the second quarter of fiscal 2010 to the second quarter of fiscal 2011 in connection with the translation of the Company’s Canadian operations into US dollars. The Company has closed two acquisitions to date through the end of the second quarter of fiscal year 2011 (in December 2010 and July 2010), and started operations on three new bid contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year. The Company closed three acquisitions during the 2010 fiscal year, one at the end of the first quarter and two during the third quarter of fiscal year 2010 (March 2010), and also started operations on one new conversion in the fourth quarter of fiscal year 2010 (April 2010). In addition, the Company did not renew three contracts (one being a tuck-in) for the 2011 fiscal year and lost existing routes in our New Jersey and Canadian operations.
     The acquisitions competed during the fiscal year 2010 and first six months of fiscal year 2011, and the new bid-in and conversion contracts for the 2011 fiscal year accounted for $8.6 million in new business growth in the second quarter of fiscal year 2011, which was partially offset by a $0.9 million revenue reduction resulting from the contracts not included in the results for the second quarter of fiscal year 2011. In addition, the second quarter results for fiscal year 2011 reflect fewer school calendar days versus the second quarter of fiscal year 2010, resulting in a temporary revenue reduction of $0.9 million. The majority of the revenue deferral associated with the timing of these calendar days is expected to be recovered over the remainder of the school year. The remaining $0.9 million decrease in revenues resulted primarily from route losses in the Company’s existing New Jersey and Canadian operations as previously reported, which were partially offset by contract rate increases.
     Cost of Operations: Cost of operations for school bus transportation for the second quarter of fiscal year 2011 was $55.8 million as compared to $49.0 million for the second quarter of fiscal year 2010, representing an increase of $6.8 million or 13.9%. The acquisitions completed during the fiscal year 2010 and the first six months of fiscal year 2011, and the net new bid and conversion contracts for the 2011 fiscal year accounted for $5.4 million of the total increase in cost of operations, which was partially offset by a $0.7 million reduction resulting from the three contracts not included in the results for the second quarter of fiscal year 2011. The remaining $2.1 million increase in cost of operations, net of new business and contracts not renewed for the second quarter of fiscal year 2011, resulted primarily from increased salaries and wages, employee benefits, operating expenses, and fuel costs, offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for fiscal year 2011, increased $0.5 million due primarily to higher drivers’ wages. As a percentage of revenue, drivers’ wages increased to 34.1% in the second quarter of fiscal year 2011 from 32.9% in the second quarter of fiscal year 2010. Employee benefits, net of new business and contracts not renewed for fiscal year 2011 increased $0.5 million compared to the second quarter of fiscal year 2010, primarily due to increases in employer workers’ compensation insurance and medical insurance costs. As a percentage of revenue, employee benefits increased to 8.3% in the second quarter of fiscal year 2011 from 7.4% in the second quarter of fiscal year 2010. Operating expenses, net of new business and contracts not renewed for fiscal year 2011, increased $0.8 million primarily due to an additional year of vehicle leasing costs. Fuel costs for the second quarter of fiscal year 2011, net of new business and contracts not renewed for the fiscal year 2011, increased $0.6 million compared to the second quarter of fiscal year 2010 due primarily to market increases in fuel prices. As a percentage of revenue, same terminal fuel increased to 7.5% for the second quarter of fiscal year 2011 compared to 6.6% for the second quarter of fiscal year 2010 primarily due to the market increases in fuel prices. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of Heating Oil commodity transactions covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. In the second quarter of fiscal year 2010, the Company paid $0.1 million on these fuel hedge contracts which was included in fuel expense. As the fuel hedge contracts expired on December 31, 2009, the Company, for the 2011 and 2010 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure previously covered by the fuel hedge contracts. Insurance expense, net of new business and contracts not renewed for fiscal year 2010, decreased $0.4 million due primarily to certain favorable developments in prior year claim accruals and decreased as a percentage of revenue to 3.2% in the second quarter of fiscal year 2011 from 3.7% in the second quarter of fiscal year 2010.
     General and Administrative Expense: General and administrative expense for school bus transportation for the second quarter of fiscal year 2011 was $7.5 million compared to $7.0 million for the second quarter of fiscal year 2010, an increase of $0.5 million or 6.3%. As a percentage of revenue, total general and administrative expense decreased to 9.4% for the second quarter of fiscal year 2011 compared to 9.6% for the second quarter of fiscal year 2010. The acquisitions completed during the fiscal year 2010 and first six months of fiscal year 2011, and the net new bid contracts for the 2011 fiscal year accounted for $0.3 million of the total increase in general and administrative expense.
     Non-Cash Stock Compensation: There were no issuances of Class B shares pursuant to the EIP during the second quarter of fiscal year 2011 and thus, no non-cash stock based compensation expense recorded. Non-cash stock compensation expense for the second quarter of fiscal year 2010 was $0.3 million, and was related to the issuance of 48,236 Class B Series Two shares of STA Holdings. The decrease in non-cash compensation expense in the second quarter of fiscal year 2011 compared to the second quarter of fiscal year 2010 results from the timing of annual share grants under the EIP.
     Depreciation Expense: Depreciation expense for school bus transportation for the second quarter of fiscal year 2011 was $8.5 million compared to $8.2 million for the second quarter of fiscal year 2010, an increase of $0.3 million. The increase was primarily related to the vehicles associated with the acquisitions closed in fiscal years 2011 and 2010 and the net new bid contracts for fiscal year 2010. As a percentage of revenue, same-terminal depreciation expense decreased to 10.7% for the second quarter of fiscal year 2011 from 11.2% for the second quarter of fiscal year 2010.
     Amortization Expense: Amortization expense for school bus transportation for the second quarter of fiscal year 2011 remained unchanged at $0.7 million compared the second quarter of fiscal year 2010. As a percentage of revenue, amortization expense decreased to 0.9% for the second quarter of fiscal year 2011 compared to 1.0% for the second quarter of fiscal year 2010.
     Income from Operations: Income from operations for school bus transportation was $7.1 million for the second quarter of fiscal year 2011 compared to $7.9 million for the second quarter of fiscal year 2010. The decrease in income of $0.8 million resulted from the operating line items discussed above, and reflects a positive impact of $0.4 million in exchange rates between the Canadian dollar and the US dollar from the second quarter of fiscal 2010 to the second quarter of fiscal 2011 in connection with the translation of the Company’s Canadian operations for the second quarter of fiscal 2011 into US dollars.
     Interest Expense: Interest expense for the second quarter of fiscal year 2011 was $3.4 million compared to $3.1 million for the second quarter of fiscal year 2010. The $0.3 million increase in interest expense was primarily due to higher average debt for the second quarter of fiscal year 2011, compared to the second quarter of fiscal year 2010, offset by the decrease in interest rates related to the issuance of Convertible Debentures (7.5% and 6.75% interest rates), which in effect, replaced the 14% subordinated notes of STA ULC.
     Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts was $1.2 million for the second quarter of fiscal year 2011 compared to an unrealized gain of $0.6 million for the second quarter of fiscal year 2010. The increase in unrealized gain of $0.6 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the second quarter of fiscal year 2011 compared to the second quarter of fiscal year 2010, and the fair value adjustment for the second quarter of fiscal year 2010 of the expired fuel hedge contracts of $0.2 million entered into as an economic hedge of fuel cost exposure.
     Loss on Extinguishment of Debt: The loss on extinguishment of debt incurred in the second quarter of fiscal year 2010 related to the cash redemption of all of the remaining outstanding 14% subordinated notes of STA ULC then outstanding, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the 14% subordinated notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 million of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in $0.2 million gain.
     Other (Income) Expense, net: Other income for the second quarter of fiscal year 2011 totaled $17 thousand compared to other income of $0.1 million for the second quarter of fiscal year 2010. The decrease in other income of $0.1 million resulted primarily from the decrease in realized foreign currency gains in the second quarter of fiscal year 2011 compared to the second quarter of fiscal year 2010.
     Income before Income Taxes: Income before income taxes was $5.3 million for the second quarter of fiscal year 2011 compared to income before income taxes of $2.0 million for the second quarter of fiscal year 2010. This increase in income of $3.3 million resulted primarily from the decrease in loss on extinguishment of debt of $3.7 million, the increase in unrealized gain on derivative contracts of $0.6 million and the increase in income from operations from the oil and gas segment of $0.2 million, partially offset by the decrease in income from operations of $0.8 million from the school bus transportation segment, the increase in interest expense of $0.3 million, and the decrease in other income of $0.1 million.
     Net Income: Net income for the Company for the second quarter of fiscal year 2011 totaled $3.1 million, which included a provision for income taxes of $2.2 million. Net income for the second quarter of fiscal year 2010 amounted to $1.3 million, which included a provision for income taxes of $0.7 million. The effective tax rates for the second quarter of fiscal year 2011 and the second quarter of fiscal year 2010 were 41.9% and 34.6%, respectively. The increase in the effective tax rate for the second quarter of fiscal year 2011 compared to the second quarter of fiscal year 2010 was primarily due to the mix of the Company’s effective Canadian and U.S. tax rates, and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country. Basic and diluted net income per common share was $0.05 for the second quarter of fiscal year 2011 compared to $0.02 for the second quarter of fiscal year 2010.
Six Months Ended December 31, 2010 Compared to Six Months Ended December 31, 2009
     The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately two percent of the Company’s revenue on an annual basis.
     The consolidated results for the first six months of fiscal year 2011 include $2.7 million in oil and gas revenue, $0.8 million in related cost of operations, $0.1 million in general and administrative expense and $1.2 million in depletion expense. The consolidated results for the first six months of fiscal year 2010 include $2.3 million in oil and gas revenue, $1.1 million in related cost of operations, $0.1 million in general and administrative expense and $1.1 million in depletion expense. The increase in revenue for the oil and gas portfolio of $0.4 million for the first six months of fiscal year 2011 compared to the first six months of fiscal year 2010, is due to an increase in oil and gas commodity prices.
     The remaining discussion of the Company’s operating results through “Income (Loss) from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income (Loss) from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.
     Revenues: Revenues for school bus transportation for the first six months of fiscal year 2011 were $121.7 million compared to $109.5 million for the first six months of fiscal year 2010, representing an increase of $12.3 million, or 11.2%. Revenue for the first six months of fiscal year 2011 was positively impacted by approximately $1.0 million related to the change in exchange rates between the Canadian dollar and the US dollar from the first six months of fiscal 2010 to the first six months of fiscal 2011 in connection with the translation of the Company’s Canadian operations into US dollars. The Company closed two acquisitions in the first six months of fiscal year 2011 (in July 2010 and December 2010), and started operations on three new bid contracts (two of which were tuck-ins to existing terminal operations) for the 2011 fiscal year. The Company closed three acquisitions during the 2010 fiscal year, one at the end of the first quarter and two during the third quarter of fiscal year 2010 (March 2010), and also started operations on one new conversion in the fourth quarter of fiscal year 2010 (April 2010). In addition, the Company did not renew three contracts (one being a tuck-in) for the 2011 fiscal year and lost existing routes in our New Jersey and Canadian operations.
     The acquisitions completed during the first six months of fiscal year 2011, and the new bid-in and conversion contracts for the 2011 fiscal year accounted for $13.6 million in new business growth in the first six months of fiscal year 2011, which was partially offset by a $1.4 million revenue reduction resulting from the contracts not included in the results for the first six months of fiscal year 2011. In addition, the results for the first six months of fiscal year 2011 reflect fewer school days versus the first six months of fiscal year 2010, resulting in a temporary revenue reduction $0.5 million. The majority of the revenue deferral associated with the timing of these calendar days is expected to be recovered over the remainder of the school year. The remaining $0.4 million decrease in revenues results primarily from route losses in the Company’s existing New Jersey and Canadian operations as previously reported, which were partially offset by contract rate increases and increases in service requirements of existing contracts realized in the first quarter of fiscal year 2011.
     Cost of Operations: Cost of operations for school bus transportation for the first six months of fiscal year 2011 was $92.9 million compared to $81.5 million for the first six months of fiscal year 2010, an increase of $11.4 million or 14.0%. The acquisitions completed during the fiscal year 2010 and the first six months of fiscal year 2011, and the net new bid and conversion contracts for fiscal year 2011 accounted for $9.5 million of the total increase in the Company’s cost of operations, which was partially offset by a $1.2 million reduction resulting from the contracts not included in the results for the first six months of fiscal year 2011. The remaining $3.1 million increase in cost of operations, net of new business and contracts not renewed for the first six months of fiscal year 2011, resulted primarily from increased salaries and wages, fringe benefits operating expenses and fuel, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for the first six months of fiscal year 2011, increased $0.7 million due primarily to higher driver’s wages and operations wages associated with the incremental revenue and filling of prior year open positions. As a percentage of revenue, driver’s wages increased to 34.5% in the first six months of fiscal year 2011 from 33.9% in the first six months of fiscal year 2010. Operations wages increased to 5.5% from 5.3% compared to the same period in fiscal year 2010. Operating expenses, net of new business and contracts not renewed for the first six months of fiscal year 2011, increased $1.1 million due to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 4.5% in the first six months of fiscal year 2011 from 3.5% in the first six months of fiscal year 2010. Cost of fuel for the first six months of fiscal year 2011, net of new business and contracts not renewed for the first six months of fiscal year 2011, increased $0.6 million primarily due to the market increases in fuel prices (which includes a reduction of $0.4 million in payments related to the fuel hedge contracts noted below). As a percentage of revenue, same-terminal fuel increased to 7.4% for the first six months of fiscal year 2011 compared to 6.8% for the first six months of fiscal year 2010. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of protection against fuel price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of heating oil commodity transactions, covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. In the first six months of fiscal year 2010, the Company paid $0.4 million on these fuel hedge contracts which was included in fuel expense. As the fuel hedge contracts expired on December 31, 2009, the Company, for the 2011 and 2010 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure previously covered by the fuel hedge contracts. Insurance expense, net of new business and contracts not renewed for the fiscal year 2011, decreased $0.8 million due primarily to certain favorable developments in prior year claim accruals and decreased as a percentage of revenue to 3.9% in the first six months of fiscal year 2011 from 4.7% in the first six months of fiscal year 2010.
     General and Administrative Expense: General and administrative expense for school bus transportation for the first six months of fiscal year 2011 was $14.2 million compared to $13.4 million for the first six months of fiscal year 2010, an increase of $0.8 million or 5.8%. As a percentage of revenues, total general and administrative expense decreased to 11.7% for the first six months of fiscal year 2011 from 12.3% for the first six months of fiscal year 2010. The $0.8 million increase in general and administrative expense reflects $0.6 million of expense associated with the net new business for the first six months of fiscal year 2011 and includes increases in administrative wages and facilities costs.
     Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the first six months of fiscal year 2011 was $2.1 million. The non-cash compensation expense was related to the issuance of 419,427 Class B Series Three shares of STA Holdings in the first quarter of fiscal year 2011. Non-cash stock compensation expense for the first six months of fiscal year 2010 was $0.8 million. The non-cash compensation expense was related to the issuance of 146,661 Class B Series Two shares of STA Holdings in the first six months of fiscal year 2010. The increase in non-cash compensation expense in the first six months of fiscal year 2011 compared to the first six months of fiscal year 2010 results from the timing of annual share grants under the EIP.
     Depreciation Expense: Depreciation expense for school bus transportation for the first six months of fiscal year 2011 was $11.4 million compared to $10.9 million for the first six months of fiscal year 2010, an increase of $0.5 million, primarily related to the vehicles associated with the acquisitions and new bid contracts. As a percentage of revenues, same-

terminal depreciation expense decreased to 9.4% for the first six months of fiscal year 2011 from 10.0% for the first six months of fiscal year 2010.
     Amortization Expense: Amortization expense for school bus transportation for the first six months of fiscal year 2011 was $1.6 million compared to $1.4 million for the first six months of fiscal year 2010, an increase of $0.2 million. As a percentage of revenues, amortization expense remained unchanged at 1.3% for the first six months of fiscal year 2011 and fiscal year 2010, respectively.
     Income (Loss) from Operations: Loss from operations for school bus transportation was $0.6 million for the first six months of fiscal year 2011 compared to income from operations of $1.5 million for the first six months of fiscal year 2010. The decrease in income of $2.1 million results primarily from the operating line items discussed above and reflects a positive impact of $0.4 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first six months of fiscal year 2010 to the first six months of fiscal year 2011 in connection with the translation of the Company’s Canadian operations into U.S. dollars.
     Interest Expense: Interest expense for the first six months of fiscal year 2011 was $6.5 million compared to $5.5 million for the first six months of fiscal year 2010. The $1.0 million increase in interest expense was primarily due to higher average debt for the first six months of fiscal year 2011, compared to the first six months of fiscal year 2010, offset by the decrease in interest rates related to the issuance of Convertible Debentures (7.5% and 6.75% interest rates), which in effect replaced the 14% subordinated notes of STA ULC.
     Unrealized (Gain) Loss on Derivative Contracts: Unrealized gain on derivative contracts was $2.4 million for the first six months of fiscal year 2011 compared to an unrealized gain of $5.4 million for the first six months of fiscal year 2010. The decrease in unrealized gain of $3.0 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the first six months of fiscal year 2011 compared to the first six months of fiscal year 2010, and the fair value adjustment for the first six months of fiscal year 2010 of the expired fuel hedge contracts of $0.4 million entered into as an economic hedge of fuel cost exposure.
     Loss on Extinguishment of Debt: The loss on extinguishment of debt of $3.7 million incurred during the first six months of fiscal year 2010 related to the cash redemption of all of the remaining outstanding 14% subordinated notes of STA ULC then outstanding, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the 14% subordinated notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss in the second quarter of fiscal year 2010 of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in $0.2 million gain.
     Other (Income) Expense, net: Other income totaled $0.2 million for the first six months of fiscal year 2011 compared to other expense of $0.4 million for the first six months of fiscal year 2010. The increase in other income of $0.6 million resulted primarily from the increase in realized foreign currency gains and the increase in gain on disposal of fixed assets in the first six months of fiscal year 2011 compared to the first six months of fiscal year 2010.
     Loss before Income Taxes: Loss before income taxes was $4.0 million for the first six months of fiscal year 2011 compared to a loss before income taxes of $2.7 million for the first six months of fiscal year 2010. The increase in loss of $1.3 million resulted primarily from the decrease in income from operations from the school bus transportation segment of $2.1 million discussed above, the decrease in the unrealized gain on foreign currency contracts of $3.0 million, the increase in interest expense of $1.0 million, partially offset by an decrease in loss on extinguishment of debt of $3.7 million, the increase in other income of $0.6 million and the increase in income from operations from the Company’s oil and gas portfolio of $0.6 million.
     Net Loss: Net loss for the Company for the first six months of fiscal year 2011 amounted to $2.8 million, which includes a recovery of income taxes of $1.2 million. Net loss for the first six months of fiscal year 2010 amounted to $1.7 million, and includes a recovery of income taxes of $1.0 million. The effective tax rates for the first six months of fiscal year 2011 and the first six months of fiscal year 2010 were 30.4% and 38.2%, respectively. The decrease in the effective tax rate for the first six months of fiscal year 2011 compared to the first six months of fiscal year 2010 was primarily due to the mix of the Company’s effective Canadian and U.S. tax rates, and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country. Basic and diluted net loss per common share were $0.05 for the first six months of fiscal year 2011 compared to basic and diluted net loss of $0.03 for the first six months of fiscal year 2010.
Liquidity and Capital Resources
     School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financing. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.
     On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey for approximately $10.4 million.
     On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey for approximately $2.5 million.
     On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York for approximately $7.1 million.
     On July 15, 2010, the Company acquired Leuschen Bros. Limited, (“Leuschen”) a school bus operator based in Sudbury, Ontario, for approximately Cdn$19.3 million.
     On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey for approximately $3.5 million.
     The Company’s current credit facility (the “Second Amended and Restated Credit Agreement”) was entered into in December 2006 and has a current commitment of approximately $115.0 million, with the potential of additional commitments of $10 million (the “Accordion Feature”) upon Company request so long as no default or event of default has occurred and is continuing. The current commitments include a $45 million U.S. loan facility and a Cdn $70.0 million Canadian loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. Each lender under the Second Amended and Restated Credit Agreement has the option to subscribe for a portion of any additional exercise of the remaining Accordion Feature and such additional increase in commitments, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five-year term with a maturity date of December 14, 2011.
     Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.0% at December 31, 2010), plus the applicable margin, which ranges from 0% to 0.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 1.5% to 2.25%, depending on STA Holdings’ senior leverage ratio on the pricing date. The Company did not have any Eurodollar Loan borrowings at December 31, 2010.
     In December 2006, the Company issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari passu with borrowings under the Second Amended and Restated Credit Agreement, and mature on December 14, 2011.
     Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.
     The Company’s Second Amended and Restated Credit Agreement and the Note Purchase Agreement governing the Senior Secured Notes both mature in December 2011. The Company has renegotiated the Second Amended and Restated Credit Agreement (See “Subsequent Events”), extending the maturity for another five years to February 2016. The Company has decided to defer the renegotiation of the Note Purchase Agreement due to the sizable make-whole payment that would be required in a current refinancing. The Company plans to refinance the Senior Secured Notes closer to their maturity date.
     During the fiscal year ended June 30, 2010, STI closed the Convertible Debentures offerings as discussed above and in the fiscal year end June 30, 2010 Management Discussion and Analysis under the “General” headings.

     During the second quarter of the fiscal year 2011, certain holders of the Company’s 7.5% Convertible Debentures converted Cdn $3.3 million of the convertible debentures into 643,883 shares of common stock at a conversion price of Cdn $5.15 per common share.
     On December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC, which is discussed above under the heading “General”.
     During the first six months of fiscal year 2011, net cash used in operations totaled $4.8 million, which reflects a $14.9 million use of cash for net working capital. The Company’s investing activities for the fiscal year 2010 resulted in a use of cash of $29.5 million. Included in these investing activities were (i) $22.8 million in funding for the Leuschen Acquisition which closed in July 2010 and the Konner Acquisiton which closed in December 2010, (ii) capital expenditures related to the new bid contracts for fiscal year 2011 of $4.0 million (which includes $0.7 million in the Oil & Gas investments in new wells), (iii) $3.5 million in net capital expenditures related to replacement capital spending (which includes $0.2 million in Oil & Gas investments in existing wells), (iv) $0.8 million in proceeds from sale of equipment. The Company’s financing activities for the fiscal year 2010 represented a source of cash of $32.0 million. Included in these financing activities were (i) $81.2 million in credit agreement borrowings and $35.2 million in credit agreement repayments, (ii) $11.9 million in dividend payments made during the first six months of fiscal year 2011, (iii) $1.7 million in payments to repurchase Class B Series Two common shares, and (iv) $0.5 million in repayments on seller and other debt.
     At December 31, 2010, debt outstanding under the Second Amended and Restated Credit Agreement and Senior Secured Notes totaled $65.4 million and $35.0 million, respectively. The Company had approximately $48.4 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Second Amended and Restated Credit Agreement (excluding the remaining $10.0 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at December 31, 2010, outstanding debt included approximately $98.3 million in Convertible Debentures and $0.9 million in promissory notes due to former owners of businesses acquired by the Company. The Second Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the 7.5% Convertible Debentures and 6.75% Convertible Debentures both have 5-year terms and are due and payable on October 31, 2014 and June 30, 2015, respectively, and are callable by the Company beginning in November 2012 and July 2013, respectively. The promissory notes due to former owners of businesses acquired by the Company have various due dates through the 2011 and 2012 fiscal years.
     The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See “Forward-Looking Statements”).
     During July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $19.9 million in replacement school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases will approximate $3.0 million per year for the term of the leases.
     The Company operates a fleet of approximately 6,800 vehicles as at December 31, 2010 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. In addition, for the fiscal years 2010 and 2011, the Company entered into fixed price contracts with fuel suppliers to further mitigate against price increases on an additional 20% of its fuel exposure.
     In connection with the first half of the 2010 fiscal year, during October 2008, the Company entered into a series of Heating Oil commodity transactions covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. The amounts exchanged by the parties were calculated by reference to the notional amount and by other terms of the commodity transactions. Due to the correlation between the Heating Oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the Heating Oil contract will generally be offset by changes in the value of the underlying fuel purchases. The series of commodity transactions had been entered into with a major Canadian bank as Counterparty, thus the risk of default by the Counterparty was remote in management’s estimation. The fuel hedges were not designated as cash flow hedges for accounting purposes and the changes in the fair value of the fuel hedges were recorded as unrealized gain or loss in the income statement. The series of fuel hedge contracts entered into during October 2008 expired on December 31, 2009. During the first six months of fiscal year 2010 and for the fiscal year ended June 30, 2010, the Company paid $0.4 million to the Counterparty in connection with the fuel hedge contracts entered into during October 2008 that was recorded in cost of operations.
     The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares.
Segment Information
     As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended December 31, 2010			For the six months ended December 31, 2010
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$79,716	$1,590	$81,306	$121,717	$2,727	$124,444

Operating income (loss)	$7,135	$339	$7,474	$(631)	$655	$24

Unallocated expenses			2,197			3,994
Income tax provision (recovery)			2,212			(1,207)

Net income (loss)			$3,065			$(2,763)

	For the three months ended December 31, 2009			For the six months ended December 31, 2009
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$73,111	$1,174	$74,285	$109,454	$2,256	$111,710

Operating income	$7,825	$159	$7,984	$1,408	$18	$1,426

Unallocated expenses			5,977			4,162
Income tax provision (recovery)			695			(1,045)

Net income (loss)			$1,312			$(1,691)

	As at	As at
	December 31, 2010	June 30, 2010

Total Assets
Transportation	391,530	358,438
Oil and Gas	17,657	17,373

	$409,187	$375,811

Commitments and Contractual Obligations
     Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of December 31, 2010 and the related payment by period due.
Maturities of long-term debt are as follows (in 000’s):

	Second
	Amended	Senior	Due to
	Credit	Secured	Former	Convertible
	Facility	Notes	Owners	Debentures

Year ending June 30,
2011 (1/1/11 to 6/30/11)	$—	$—	$350	$—
2012	65,365	35,000	550	—
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	98,280

	$65,365	$35,000	$900	$98,280

     The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at December 31, 2010 (in 000’s):

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30:
2011	$7,678	$8,243	$15,921
2012	5,620	8,178	13,798
2013	4,136	6,925	11,061
2014	2,860	5,984	8,844
2015	2,070	4,855	6,925
2016 and thereafter	3,089	3,048	6,137

Total minimum payments	$25,453	$37,233	$62,686

Outstanding Share Data
     As at December 31, 2010, the Company had 56,865,351 issued and outstanding common shares. There are no preferred shares issued and outstanding.
Quantitative and Qualitative Disclosures About Market Risk
     In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the first six months of fiscal year 2011, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first six months of fiscal year 2011.

     As at December 31, 2010, the Company’s material variable rate borrowings included the outstanding borrowings under the Second Amended and Restated Credit Agreement. As at December 31, 2010, the Company had $65.4 million in outstanding indebtedness under the Second Amended and Restated Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at December 31, 2010, would result in an approximate $0.7 million annual change in interest expense and a corresponding change in cash flow.
     In connection with the dividends on the common shares issued at the time of the IPS Offering and subsequent offerings, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, at the time of the IPS Offering the Company entered into a five year Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2275 to US $1.00 for the total amount of anticipated monthly distributions associated with the IPSs issued in connection with the IPS Offering through January 2010. The Company has entered into new forward contracts on a quarterly basis as contracts related to the initial five-year agreement expire. In addition, the Company entered into an additional Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2225 to US $1.00 for a portion of currently anticipated monthly distributions through June 2013. Historically, the Company has had hedge contracts in place in connection with the initial level of distributions for a five-year period. As part of the Company’s board of directors’ periodic review of the Company’s hedging practices, the board of directors has authorized management to consider appropriate changes to the Company’s practices, including reducing the period to three years. These proposed changes are the result of changes in the Company’s business since the time of the Company’s initial public offering, including the significant increase in cash flow in Canadian dollars.
     At December 31, 2010, the Company had 63 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

				Cdn$ per
		US$ to be	Cdn$ to be	US$
	Number of	delivered (in	received (in	(weighted
Contract Dates	Contracts	millions)	millions)	average)

January 2011-December 2011	24	19.3	21.9	1.1334
January 2012-December 2012	24	20.1	21.9	1.0892
January 2013-Septmber 2013	15	15.5	16.3	1.0528

	63	54.9	60.1

     The forward foreign exchange contracts were entered into while the Company was under the IPS structure. While the Company has converted out of the IPS structure with the redemption of the 14% subordinated notes in December 2009, the Company would still be exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar for any proposed common share dividends as noted above. Thus, the Company has currently maintained these forward contracts to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar on any proposed dividend payments going forward. These forward contracts would cover approximately 61% of currently anticipated dividends through June 2013 based on the current dividend rate in effect for the past year. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada.

     At December 31, 2010, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $4.5 million. If STA Holdings had liquidated the contracts it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the common shares.
     The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. In addition, in October 2008, the Company entered into a series of heating oil commodity transactions, covering a notional amount of 1.9 million gallons of diesel fuel for the fifteen month period ending December 31, 2009. The fuel hedge contracts expired in December 2009 and the Company, for the 2010 and 2011 fiscal years, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its remaining fuel exposure previously covered by the fuel hedge contracts.
Summary of Quarterly Results

	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
	2009	2009	2010	2010	2010	2010	2011	2011
Revenues	$64,250	$62,639	$37,425	$74,285	$77,675	$77,771	$43,137	$81,306

Net income (loss)	$362	$7,010	$(3,003)	$1,312	$4,127	$268	$(5,828)	$3,065

Net income (loss) per share	$0.01	$0.15	$(0.05)	$0.02	$0.07	$0.01	$(0.10)	$0.05
Seasonality
     School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
     We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s disclosure controls and procedures and our internal control over financial reporting during the six months ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties
     The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.3 million and $0.4 million for the six months ended December 31, 2010 and 2009, respectively.
     The Company utilizes an executive search firm, to assist in the placement of select Management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company did not make any payments to the executive search firm for the six months ended December 31, 2010. The Company paid $0.1 million to the executive search firm for the six months ended December 31, 2009, for executive search services.
     These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.
Subsequent Events
     On January 7, 2011, the Company acquired Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”) all based in Lockport, New York for approximately $21.5 million consisting of $20.5 million in cash, $0.5 million in promissory notes and $0.5 million in STI common shares.
     On January 3, 2011, STA Holdings granted 65,193 Class B Series Three common shares pursuant to the EIP. The Company will recognize a non-cash stock-based expense related to these grants during the quarter ended March 31, 2011.
     During January and February 2011, an additional $7.8 million of the Company’s 7.5% Convertible Debentures were converted into 1,507,569 shares of common stock.
     On February 3, 2011 the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $1.0050 to hedge approximately Cdn $1.8 million of the monthly dividend distributions from October 2013 through December 2013.
     On February 4, 2011 the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements, and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.
Forward-Looking Statements
     Certain statements in this Management’s Discussion and Analysis are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer’s and the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.
     These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.
Critical Accounting Policies and Estimates
     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. For a full description of the Company’s accounting policies, see our 2010 Audited Annual Financial Statements which can be found at www.sedar.com. There were no changes during the first six months of fiscal year 2011.
     Recently Issued Accounting Standards
     In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, concurrently with Handbook Sections 1602, “Consolidated Financial Statements”, and Handbook Section 1601, “Non-controlling Interests”. CICA 1582, which replaces Handbook Section 1581, establishes standards for the measurements of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company will adopt these standards on July 1, 2011 and is currently evaluating their impact.
International Financial Reporting Standards
     In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles for publicly accountable profit oriented enterprises. The transition from current Canadian generally accepted accounting principles to IFRS will be applicable for the Company for the fiscal year beginning on July 1, 2011.
     We have commenced a conversion project to ensure the timely and appropriate implementation of IFRS. We have assigned this project to key management personnel to report regularly to our senior executive management and to our Audit Committee of our Board of Directors. We have also engaged an accounting firm to assist us with the overall analysis, design and implementation for IFRS conversion process.
     Our project plan consists of five phases: (i) diagnostic assessment, (ii) design and planning, (iii) solution development, (iv) implementation, and (v) post implementation. We have completed the diagnostic assessment and detailed project plan for the conversion. Our detailed project plan in the design and implementation phases includes evaluating the impact of IFRS on following key elements. The Company is in the final stage of evaluating our accounting policies, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or prospective basis. We have determined that our existing information technology and data systems are capable of recording information necessary to meet both Canadian GAAP and IFRS requirements. We are in the final stages of determining if process changes are needed in our Oil & Gas accounting records, as well as internal controls over financial reporting as noted below. The Company will be evaluating in the near future what changes, if any, to our disclosure controls and procedures may be necessary, including investor relations and external communication plans. We are also working on finalizing our financial statement format presentation and footnote disclosure requirements. We have begun to evaluate our business activities, such as foreign currency and hedging activities, as well as matters that may be influenced by GAAP measures such as debt covenants, capital requirements and compensation arrangements to see if there are any implications of the Company’s conversion to IFRS.

     We have identified the following major differences between our current accounting policies under Canadian GAAP and those that apply under IFRS:
•	Oil and Gas Interests — the Company currently uses the full-cost method to determine the costs capitalized under Canadian GAAP, which is not permitted under IFRS. Capitalized costs will need to be segregated into Exploration and Evaluation (E&E) and Development and Production (D&P) categories. Under IFRS, each category of assets will need to be tested for impairment separately. In addition, the Company is in process of determining the cash generating units that are required for impairment testing.

•	Provisions and Contingent Liabilities — long term liabilities need to be discounted under IFRS, which for STI mostly impacts our insurance reserves, which currently are undiscounted under Canadian GAAP.

•	Impairment of Assets (Goodwill and Property & Equipment) — IFRS utilizes a one-step impairment method where a “recoverable value” is determined and is compared to the carrying value in contrast to the two-step method currently being utilized under Canadian GAAP.

•	First Time Adoption — Generally, IFRS standards are required to be adopted with full retrospective effect. The Company is in process of evaluating exemptions to this rule for certain elections. Some of these elections will have a significant impact on the Company’s IFRS opening balance sheet, which for STI will be July 1, 2010.
     The Company continues to monitor the International Accounting Standards Board active projects and all changes to IFRS prior to the adoption on July 1, 2011. One such project relates to the accounting for leases for which significant changes to current practice under both Canadian GAAP and IFRS are under proposal that would require all leases be recorded on the statement of financial position. The impact of any final IFRS changes will be incorporated into the conversion plan as required.
     At this time, the Company’s conversion to IFRS is progressing as planned, but we cannot currently quantify the impact that the adoption of IFRS will have on the Company’s financial statements and operating performance measures.
Risk Factors
     A complete discussion of the Company’s Risk Factors may be found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2010, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.